Deshyo LLC
Statement of Cash Flows
(Unaudited)

	For the Period July 2, 2017 (Inception) to December 19, 2017
Cash flows from operating activities:	
Net income	$ (8,953)
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	(8,953)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from contributed capital	10,100
Net cash provided by financing activities	10,100
Net cash increase for period	1,147
Cash at beginning of period	-
Cash at end of period	$ 1,147

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -